Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
CyrusOne Inc.
Form 10-K for the year ended December 31, 2014
Filed February 27, 2015
File No. 001-35789

CyrusOne LP
Form 10-K for the year ended December 31, 2014
Filed February 27, 2015
File No. 333-188426

Dear Ms. Monick:

This letter is in response to the letter dated October 29, 2015 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to CyrusOne Inc. (together with its combined subsidiaries, “we” or the “Company”), relating to the above referenced Form 10-Ks for the year ended December 31, 2014 and our letter to the Commission, dated October 6, 2015.

We respectfully submit the following responses to the comments contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.	We note your response to prior comment 3 and your proposed future disclosure stating that because you add back amortization of customer relationship intangibles, your computation of FFO differs from the NAREIT definition of FFO. In future filings, please reconcile net income (loss) to FFO as defined by NAREIT, in addition to your FFO measures. Please also revise the title of your FFO, as currently proposed, to indicate that it is different from FFO as defined by NAREIT.

Response:  The Company respectfully acknowledges this comment.  In future periodic filings under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company will compute Funds from Operations (“FFO”) in accordance with the National Association of Real Estate Investment Trusts (“NAREIT”) definition, and will only add back amortization of customer relationship intangibles in its computation of Normalized FFO.

U.S. Securities and Exchange Commission
November 2, 2015

2.	We note your response to prior comment 3 and your proposed future disclosure. In future periodic filings, please further revise your NOI disclosure to reconcile NOI to Net Loss.

Response:  The Company respectfully acknowledges this comment.  In future periodic filings under the Exchange Act, the Company will further revise its Net Operating Income (“NOI”) disclosure to reconcile NOI to Net Loss.

Note 4. Significant Accounting Policies, page 85

Investments in Real Estate, page 85

3.	We note your response to comment 4. Please tell us specifically how you determined that you are the deemed owner of the asset under construction, citing how you meet the criteria detailed in the maximum guarantee test contemplated by ASC 840-40-55. In addition, please tell us who funds the construction and modification costs incurred for the asset under construction. If the costs are not funded by you, then please explain to us how you determined that you bear substantially all of the construction risk.

Response:  ASC 840-40-55 requires that a lessee be considered the owner of an asset during the construction period if the lessee has substantially all of the construction period risks based on a maximum guarantee test that is similar to the 90 percent recovery test in the minimum-lease-payment criterion in ASC 840-10-25-1(d). In addition, ASC 840-40-55-15 details six criteria wherein a lessee should be considered the owner of a project despite the fact that the present value of the lessee’s maximum guarantee is less than 90 percent of the total project costs. One such criteria is defined in ASC 840-40-55-15(b)(3), wherein the lessee is deemed the owner of the project if the lessee is responsible for paying directly any cost of the project other than normal tenant improvements. For this purpose, normal tenant improvements exclude costs of structural elements of the project such as the cost of air-conditioning systems or electrical wiring.
In certain instances the Company leases real estate and then makes substantial nonstandard improvements to structurally convert the leased property into a data center – a highly specialized and secure facility that serves as a centralized operational hub for computer servers, storage and network equipment. Our data centers are designed as enterprise class facilities, providing secure space, uninterrupted power, cooling and network connectivity necessary for continued operation of mission-critical information technology infrastructure for multiple tenants in a colocation environment. With respect to the Company’s leased properties discussed in the 10-K for the year ended December 31, 2014, the cost of making these structural improvements exceeded the cost of the leased property. The Company is directly responsible for funding these construction and modification costs. Examples of nonstandard tenant improvements that the Company normally undertakes to structurally convert a leased property into a data center include (i) installing specialized electrical systems, switches, buses, wiring, generators, transformers, and redundant power back up; (ii) installing or significantly modifying  heating, ventilation, and air conditioning (HVAC) systems to maintain stable temperature and humidity levels; (iii) installing custom and redundant connectivity to the internet; (iv) raising floors; and (v) installing specialized security systems. These nonstandard tenant improvements do not meet the definition of “normal tenant improvements” and is an automatic indicator of ownership pursuant to ASC 840-40-55-15(b)(3). Accordingly, the Company is deemed the owner of the project, regardless of the maximum guarantee test, under ASC 840-40-55.

*            *            *

U.S. Securities and Exchange Commission
November 2, 2015

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Thank you for your assistance. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact Amitabh Rai, our Senior Vice President and Chief Accounting Officer, at (469) 289-2154 or arai@cyrusone.com. In addition, you can call our outside counsel William V. Fogg, Esq. of Cravath, Swaine & Moore LLP at (212) 474-1131.

Very truly yours,

/s/ Gary J. Wojtaszek

Gary J. Wojtaszek

President & Chief Executive Officer

cc:

William V. Fogg, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475